

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 10, 2016

<u>Via Email</u>

Byron Rafuse
Deputy Minister of Finance & Treasury Board
Province of Nova Scotia
P.O. Box 187
1723 Hollis Street
Halifax, Nova Scotia B3J 2N3

Re: **Province of Nova Scotia**
        Registration Statement under Schedule B
        Filed October 14, 2016
        File No. 333-214108

        Form 18-K for Fiscal Year Ended March 31, 2015, as amended
        Filed December 17, 2015, as amended October 13, 2016
        File No. 033-25297

Dear Mr. Rafuse:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Registration Statement under Schedule B</u>

<u>General</u>

1.   To the extent possible, please update all statistics and information in the registration statement and annual report, as amended, to provide the most recent data.

Enforceability and Governing Law, page 5

2.   Please disclose whether an investor may bring an action under the civil liability provisions of the U.S. federal securities laws in the United States or in an original action in Canada and discuss an investor's ability to effect service of process on the Province.

Contents of the Registration Statement, page II-3

3.   Please file the form of indenture or fiscal agency agreement under which the debt securities will be issued.

Exhibit (v), page II-7

4.   Please update to clearly state that the disclosure in the tax consequences section of the prospectus is the opinion of the named counsel or accountant. Please refer to Section III.B.2. of Staff Legal Bulletin No. 19 (CF).

Form 18-K filed December 17, 2015

Exhibit 1, Description of the Province of Nova Scotia

General Issues, Current Issues Concerning Native Person, page 8

5.   Please update to disclose any progress made in the negotiations between the Province, Canada and the Mi'kmaq since 2010.

Selected Economic Information, page 11

6.   Please provide disclosure that describes the differences between GDP and GDP at Basic Prices.

Capital Expenditures, page 17

7.   We note that you have suppressed certain data for confidentiality reasons and that the types of suppressed data have varied from year to year. Please advise us of the basis for suppressing data and why that information is not material to investors. Also advise us why the types of data have varied in different periods and the reasons for suppressing data from earlier periods.

Energy, page 26

8.   Here or in another appropriate section, please disclose with greater specificity any material impact that the drop in oil prices has had on the energy sector and other sectors of the economy.

Loans and Investments, Housing Act, page 49

9.   To the extent material, here or in another section, please discuss the federal housing laws passed in October and any impact they are expected to have on Nova Scotia's economy.

Form 18-K/A filed October 13, 2016

Exhibit 99.4: Forecast Update, September 20, 2016

Nova Scotia Economic Performance, page 13

10.   Here or elsewhere, please discuss the reasons why investments in residential structures have significantly declined.

Key Risks, Economic, page 15

11.   Here or elsewhere, please discuss the new restrictions that are proposed for Canadian exporters referenced in the second paragraph under this heading. Additionally, please include a table that sets forth exports and imports by country.

12.   Please include a discussion of the Comprehensive Economic and Trade Agreement and any material impact the Canada-EU free trade deal is expected to have on Nova Scotia's economy.

13.   Here or elsewhere, please discuss the impact of recent changes to your healthcare system in light of the Province's aging population.

Closing Comment

        We remind you that you are responsible for the accuracy and adequacy of the disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Corey Jennings, Special Counsel, at (202) 551-3258 if you have questions regarding comments.

Sincerely,

/s/ Corey Jennings

Corey Jennings
Special Counsel

cc: Roy Spence
        Director, Liability Management
        Finance and Treasury Board
        Province of Nova Scotia
        PO Box 187
        1723 Hollis St.
        Halifax NS B3J 2N3

        David H. Landau
        Ballard Spahr LLP
        919 Third Avenue, 37th Floor
        New York, NY 10022